LAURA ASHLEY

RECEIVED
2005 FEB 14 A 10: 02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com


05005830

Please reply to Fax No: 020 7880 5111

08 February 2005

SUPPL

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

Natasha A. Aziz
Assistant Company Secretary

cc. Ms Mary Gormley (Citibank)

PROCESSED
FEB 18 2005
THOMSON
FINANCIAL


laura
ashley

8th February, 2005

LAURA ASHLEY HOLDINGS plc
("the Company")

Further to the unusual level of recent press speculation, the Board of Laura Ashley Holdings plc confirms that it is not in discussions with respect to the sale of the Company.

Enquiries:

Tom Buchanan	Brunswick Group	020 7404 5959
James Olley		